UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 03 August 2026

3 August 2026

Rentokil Initial plc

Notification of transactions by Persons Discharging Managerial Responsibilities
and their Persons Closely Associated

Rentokil Initial plc (the 'Company') hereby announces that on 31 July 2026:

●
Mike (Michael) Duffy, Chief Executive, purchased 10,500 American Depositary Shares ('ADSs') in the Company at a price of USD23.7946 per ADS. The ADSs were purchased into a joint brokerage account held with Laura Duffy, a Person Closely Associated ('PCA') with him. Each ADS is equivalent to five of the Company's ordinary shares of one pence each;

●
The Therese M. Esperdy Revocable Trust, a PCA of Thérèse Esperdy, a Non-Executive Director and Chair Designate, purchased 21,214 ADSs in the Company at a price of USD23.3278 per ADS; and

●
Leanne Sheraton, a Non-Executive Director, purchased 10,000 ordinary shares in the Company at a price of USD4.8072 per share.

The notification set out below is provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

Rachel Canham
Group General Counsel & Company Secretary
Tel: +44 (0)1293 858000

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike (Michael) Duffy and Laura Duffy
2	Reason for the notification
a)	Position/status	Chief Executive and PCA of Mike Duffy, Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Rentokil Initial plc American Depositary Shares CUSIP: 760125104
b)	Nature of the transaction	Purchase of American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD23.7946	10,500
d)	Aggregated information - Aggregated volume - Total price	10,500 USD249,843.30
e)	Date of the transaction	2026-07-31
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	The Therese M. Esperdy Revocable Trust
2	Reason for the notification
a)	Position/status	PCA of Thérèse Esperdy, Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Rentokil Initial plc American Depositary Shares CUSIP: 760125104
b)	Nature of the transaction	Purchase of American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD23.3728	21,214
d)	Aggregated information - Aggregated volume - Total price	21,214 USD495,830.5792
e)	Date of the transaction	2026-07-31
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leanne Sheraton
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD4.8072	10,000
d)	Aggregated information - Aggregated volume - Total price	10,000 USD48,072.00
e)	Date of the transaction	2026-07-31
f)	Place of the transaction	Outside a trading venue (XOFF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 August 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary